January 31, 2013

FEDERAL EXPRESS AND

EDGAR CORRESPONDENCE

Lyn Shenk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SkyWest, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 000-14719
Response to Staff Letter Dated January 17, 2013

Dear Mr. Shenk:

We have reviewed the comments set forth in your letter dated January 17, 2013, regarding the Annual Report on Form 10-K of SkyWest, Inc. (“SkyWest”) referenced above, and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

Form 10-K: for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Financial Highlights, page 42

1.     Refer to your response to our prior comment 2.  It remains unclear why your disclosure solely focuses on the engine maintenance expenses of the 96 CRJ200 aircraft covered by the United Express contract flying agreements, when based on the table on page 41, it appears there are 141 other aircraft (i.e., 36 ERJ145s, 70 CRJ700s and 35 EMB120s) also covered by these agreements. Please advise.

RESPONSE:  In an effort to address the issues raised in the Staff’s comments 1 and 2, we propose to provide substantially the following disclosure in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012:

Under our United, American, US Airways and Alaska flying contracts, a portion of our compensation is based upon fixed hourly rates, which is intended to compensate us for engine maintenance costs (“Fixed-Rate Engine Contracts”).  Under the compensation structure for our Delta and Continental flying contracts, our major partner directly reimburses us for engine maintenance expense when the expense is incurred (“Directly-Reimbursed Engine Contracts”).  We use the direct-expense method of accounting for our CRJ200 regional jet aircraft engine overhaul costs and accordingly, we recognize engine maintenance expense on our CRJ200 engines on an as-incurred basis.  Under the direct-expense method, the maintenance liability is recorded when the maintenance services are performed (“CRJ200 Engine Overhaul Expense”).

Because we use the direct-expense method of accounting for our CRJ200 engine expense, and because we recognize revenue using the applicable fixed hourly rates under our Fixed-Rate Engine Contracts, the number of engine maintenance events and related expense we incur each reporting period operating under the Fixed-Rate Engine Contracts has a direct impact on the comparability of our operating income for the presented reporting periods. The CRJ200 Engine Overhaul Expense incurred under the Fixed-Rate Engine Contracts decreased $22.4 million during the year ended December 31, 2012 compared to the year ended December 31, 2011.  The decrease in CRJ200 Engine Overhaul Expense was primarily due to a reduction in the number of scheduled engine maintenance events during the year ended December 31, 2012.

Because we recognize revenue when we incur engine maintenance expense on engines operating under our Directly-Reimbursed Engine Contracts, the number of engine events and related expense we incur each reporting period does not have a direct impact on the comparability of our operating income for the presented reporting periods.

We have an agreement with a third-party vendor to provide long-term engine maintenance covering scheduled and unscheduled repairs for engines on our CRJ700s operating under our Fixed-Rate Engine Contracts (“Power by the Hour Agreement”).  Under the terms of the Power by the

Hour Agreement, we are obligated to pay a set dollar amount per engine hour flown on a monthly basis and the vendor assumes the obligation to repair the engines at no additional cost to us, subject to certain specified exclusions. Thus, under the Power by the Hour Agreement, we expense the engine maintenance costs as flight hours are incurred on the engines and using the contractual rate set forth in the agreement.  Because we record engine maintenance expense based on the fixed hourly rate pursuant to the Power by the Hour Agreement on our CRJ700s operating under our Fixed-Rate Engine Contracts, and because we recognize revenue using the applicable fixed hourly rates under our Fixed-Rate Engine Contracts, the number of engine events and related expense we incur each reporting period does not have a direct impact on the comparability of our operating income for the presented reporting periods.  The table below summarizes how we are compensated by our major partners under our flying contracts for engine expense and the method we use to recognize the corresponding expense.

Flying Contract	Compensation of Engine Expense	Expense Recognition
SkyWest Delta Connection	Directly-Reimbursed Contracts	Direct Expense Method
ExpressJet Delta Connection	Directly-Reimbursed Contracts	Direct Expense Method
SkyWest United Express (CRJ200)	Fixed-Rate Contracts	Direct Expense Method
SkyWest United Express (CRJ700)	Fixed-Rate Contracts	Power by the Hour Agreement
SkyWest United Express (EMB120)	Fixed-Rate Contracts	Deferral Method
ExpressJet United Express (CRJ200)	Fixed-Rate Contracts	Direct Expense Method
ExpressJet United Express (ERJ145)	Fixed-Rate Contracts	Power by the Hour Agreement
ExpressJet Continental CPA	Directly-Reimbursed Contracts	Power by the Hour Agreement
Alaska Agreement	Fixed-Rate Contracts	Power by the Hour Agreement
American Eagle Agreement (CRJ200)	Fixed-Rate Contracts	Direct Expense Method
US Airways Express (CRJ200)	Fixed-Rate Contracts	Direct Expense Method

2.     In connection with the above comment, it appears from your disclosures that your SkyWest Airlines Alaska capacity purchase agreement and SkyWest

Airlines US Airways Express agreement (together, “agreements”) have similar terms as the United Express agreements.  Presumably, you are compensated under these agreements for aircraft maintenance expense, including engine maintenance expense, at fixed hourly rates, similar to that under the United Express agreements as indicated in your response to our prior comment 2.  Accordingly it reasons that the revenue earned each reporting period under these agreements will not directly match the engine expense incurred each reporting period, like that under the United Express agreements as indicated in your response.  However, your disclosure only addresses the engine maintenance expense associated with the United Express agreements, so it appears that investors are not being informed of the full financial impact resulting from engine maintenance events incurred under all similar arrangements between comparable reporting periods.  Please advise.

RESPONSE:  As discussed in the response to comment 1, we propose to address the issues raised in the Staff’s comment 2 through revised disclosure in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012.  Please refer to our response to comment 1 regarding the proposed disclosure.

Consolidated Statement of Operations, page 65

3.     Refer to your response to our prior comment 5 whereby it appears that your contract flying agreements do not separate renting the aircraft from operating the aircraft.  Consistent with your response, please further expand your disclosure in “Other Revenue Items” on page 75 within Note (1) to disclose why you believe that presenting rental income and related expense separately on the consolidated statement of operations will not be appropriate under your circumstance.

RESPONSE:  In an effort to address the issues raised in the Staff’s comment, we propose to provide substantially the following disclosure in Note (1) to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012:

Other Revenue Items

The Company’s passenger and ground handling revenues could be impacted by a number of factors, including changes to the Company’s code-share agreements with Delta, United, Continental, Alaska, US Airways or American, contract modifications resulting from contract re-negotiations, the Company’s ability to earn incentive payments contemplated under the Company’s code-share agreements and settlement of reimbursement disputes with the Company’s major partners.

Under the Company’s code-share agreements with Delta, United, Continental, Alaska, US Airways and American, the compensation structure generally consists of a combination of agreed-upon rates for operating flights and direct reimbursement for other certain costs associated with operating the aircraft. A portion of the Company’s contact flying compensation is designed to reimburse the Company for certain aircraft ownership costs. The Company has concluded that a component of its revenue under these agreements is rental income, inasmuch as the agreements identify the “right of use” of a specific type and number of aircraft over a stated period of time. The amounts deemed to be rental income under the agreements for the years ended December 31, 2012, 2011 and 2010 were $506.7 million, $521.3 million and $492.7 million, respectively. These amounts were recorded as passenger revenue on the Company’s consolidated statements of operations. The Company has not separately stated aircraft rental income and aircraft rental expense in the consolidated statement of operations since the use of the aircraft is not a separate activity of the total service provided and there is not a separate profitability measurement for the deemed rental activity of the aircraft.

Notes to Consolidated Financial Statements

Note (1) Nature of Operations and Summary of Significant Accounting Policies

Passenger and Ground Handling Revenues, page 72

4.     Refer to your response to our prior comment 6.  To enhance your current disclosure, we believe you should consider expanding the note to specifically provide that the ancillary sources of other revenues commonly associated with airlines are retained by your major airline partners on flights that the company operates under its code-share agreements.  Please advise and revise accordingly.

RESPONSE:  In an effort to address the issues raised in the Staff’s comment, we propose to provide substantially the following disclosure in Note (1) to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012:

Passenger and Ground Handling Revenues

The Company recognizes passenger and ground handling revenues when the service is provided.  Under the Company’s contract and pro-rate flying agreements with Delta, United, Alaska, US Airways and American, revenue is considered earned when the flight is completed. Revenue is recognized under the Company’s pro-rate flying agreements based upon the portion of the pro-rate passenger fare the Company anticipates that it will receive.  Other ancillary revenues commonly associated with airlines such as baggage fee revenue, ticket change fee revenue and the marketing component of the sale of mileage credits are retained by the Company’s major airline partners on flights the Company operates under its code-share agreements.

Definitive Proxy Statement on Schedule 14A

5.     We note your response to our prior comment 9 and reissue in part.  There does not appear to be any information about related party transactions in the definitive proxy statement.  Please explain why you have not disclosed any of the information required by Item 404 of Regulation S-K.

RESPONSE:  Following our review of the Staff’s comment, we have determined that disclosure of the related-party transaction referenced in Note (12) to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the Year Ended December 31, 2011 was inadvertently omitted from our definitive proxy statement.  We will provide the information required by Item 404 of Regulation S-K in our definitive proxy statement to be filed in connection with our 2013 annual meeting of shareholders.

By this letter, we also acknowledge that:

(i)            SkyWest is responsible for the adequacy and accuracy of the disclosures in the filings identified above;

(ii)           staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings identified above; and

(iii)          SkyWest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in addressing the issues described above.  If you would like to discuss any issues presented by the comments and the responses contained in this letter, feel free to contact me at (435) 634-3220 or Brian Lloyd, our outside counsel, at (801) 257-7964.

Very truly yours,

Eric J. Woodward
Chief Accounting Officer

cc: W. Steve Albrecht

Chair, Audit & Finance Committee